UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-38752

Qifu Technology, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F   ☐

Update on Corporate Governance

As previously announced, Mr. Fan Zhao has been appointed as the chairman of the board of directors (the “Board”) of Qifu Technology, Inc. (the “Company”) to replace Mr. Hongyi Zhou who previously held this position upon Mr. Zhou’s resignation. In addition, Mr. Xiangge Liu has been appointed as an independent director of the Board. In connection with the change in Board composition, the Board has approved certain changes to the composition of the Board committees. As of the date of this Form 6-K, the audit committee consists of Mr. Gang Xiao, Mr. Andrew Y Yan and Mr. Xiangge Liu. Mr. Xiao is the chairman of the audit committee. The compensation committee consists of Mr. Fan Zhao, Mr. Haisheng Wu and Mr. Eric Xiaohuan Chen. Mr. Zhao is the chairman of the compensation committee. The nominating and corporate governance committee consists of Mr. Fan Zhao, Mr. Eric Xiaohuan Chen and Ms. Jiao Jiao. Mr. Zhao is the chairman of the nominating and corporate governance committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qifu Technology, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: August 16, 2024